SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SYNAVANT Inc.
(Name of Subject Company (Issuer))

AMGIS ACQUISITION CO.
DENDRITE INTERNATIONAL, INC.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

87157A105
(CUSIP Number)

Christine A. Pellizzari, Esq.
General Counsel
Dendrite International, Inc.
1200 Mt. Kemble Avenue
Morristown, New Jersey  07960-6797
(973) 425-1200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Ronald H. Janis, Esq.
Pitney, Hardin, Kipp & Szuch, LLP
P.O. Box 1945
Morristown, New Jersey   07960
(973) 966-6300

CALCULATION OF FILING FEE:

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$51,733,222.30	$4,185.22***

*	For purposes of calculating amount of filing fee only. This amount assumes (i) the purchase of all outstanding shares of common stock, par value $0.01 per share (“Common Stock”), of SYNAVANT Inc. (15,242,578 shares at March 31, 2003) at a purchase price of $3.22 in cash per share and (ii) the payment of cash in the amount of $3.22 in respect of each outstanding option and restricted stock unit to purchase shares of Common Stock with a per share exercise price or strike price that is less than $3.22 (1,842,381 shares at March 31, 2003) less the aggregate exercise price for all such options of $3,280,345.68.

**	The amount of the filing fee calculated in accordance with Rule 0-11 Of the Securities Exchange Act of 1934, as amended, equals .0000809 multiplied by the transaction value.

***	$3,647.05 of the above referenced amount has been paid in connection with the Offerors’ original Schedule TO filed with the Securities and Exchange Commission on May 16, 2003.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.

[ ]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on May 16, 2003 relating to the offer by Amgis Acquisition Co., a Delaware corporation and a wholly-owned subsidiary of Dendrite International, Inc. (the “Purchaser”), a New Jersey corporation (“Dendrite”), to purchase all outstanding shares of common stock, par value $0.01 per share, of SYNAVANT Inc., a Delaware corporation (the “Company”), including the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), subject to the conditions described in the Offer to Purchase, dated May 16, 2003 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 1 to the Schedule TO is being filed on behalf of the Purchaser and Dendrite. Any capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase and the Schedule TO, as applicable.

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Items 1-9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented with the following changes to the Offer to Purchase:

1. Terms of the Offer.

The fifth paragraph of the Section entitled “Terms of the Offer” is deleted in its entirety and the following is inserted:

The Merger Agreement provides that, without the prior written consent of the Company, the Purchaser shall not extend the expiration date of the Offer beyond the initial expiration date of the Offer (which shall be the 20th business day after commencement of the Offer), except (A) as required by applicable law, (B) that if, immediately prior to the expiration date of the Offer (as it may be extended at such time), the Shares tendered and not withdrawn pursuant to the Offer constitute less than 90% of the outstanding Shares, the Purchaser may, in its sole discretion, on one occasion, extend the Offer for a period not to exceed an aggregate of ten business days, notwithstanding that all conditions to the Offer are satisfied as of such expiration date of the Offer, or (C) that if any condition to the Offer has not been satisfied or waived, the Purchaser may, in its sole discretion, extend the expiration date of the Offer (as it may be extended at such time) for one or more periods but no later than August 1, 2003 without the Company’s prior written consent; provided that (1) if requested by the Company, the Purchaser shall, on two occasions, extend the expiration date of the Offer (as it may be extended at such time) for a period not to exceed an aggregate of ten business days, if any condition to the Offer has not been satisfied or waived, (2) if on the scheduled expiration date of the Offer (as it may be extended at such time), there shall be an order of a court or governmental authority restraining or prohibiting the consummation of the Offer and the Merger or any governmental authority has requested that the transactions contemplated thereby not be consummated and Dendrite and the Company agree to such request, the Purchaser shall be obligated to extend the expiration date of the Offer for a minimum of 30 days on a consecutive basis until the Termination Date and (3) the expiration date of the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC. If the Purchaser extends the Offer or if the Purchaser (whether before or after its acceptance for payment of Shares) delays its acceptance for payment of or payment for Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4. However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder’s offer.

10. Background of the Offer; The Merger Agreement.

The following is inserted after the last paragraph of the Section entitled “Background of the Offer”:

Based on discussions between Dendrite and the Company, it was determined to increase the amount available under the proposed loan to $15,000,000.

On May 16, 2003, the Company notified Dendrite that the Company’s Board of Directors accepted Dendrite’s offer to acquire all of the outstanding Shares at $3.22 per Share and to lend to the Company an amount up to $15,000,000. On May 16, 2003, Dendrite and the Company executed (i) Amendment No. 1 to the Agreement and Plan of Merger to reflect the increased per Share Offer Price and certain other revised provisions to the Merger Agreement and (ii) a $15,000,000 credit facility (the “Credit Facility”) providing for the loan. Obligations of the Company pursuant to the Credit Facility become secured at such time as the principal amount outstanding thereunder exceeds $5,000,000.

The fourth paragraph of the Section entitled “The Merger Agreement” is deleted in its entirety and the following is inserted:

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The Merger Agreement provides that, without the prior written consent of the Company, the Purchaser shall not extend the expiration date of the Offer beyond the initial expiration date of the Offer (which shall be the 20th business day after commencement of the Offer), except (A) as required by applicable law, (B) that if, immediately prior to the expiration date of the Offer (as it may be extended at such time), the Shares tendered and not withdrawn pursuant to the Offer constitute less than 90% of the outstanding Shares, the Purchaser may, in its sole discretion, on one occasion, extend the Offer for a period not to exceed an aggregate of ten business days, notwithstanding that all conditions to the Offer are satisfied as of such expiration date of the Offer, or (C) that if any condition to the Offer has not been satisfied or waived, the Purchaser may, in its sole discretion, extend the expiration date of the Offer (as it may be extended at such time) for one or more periods but no later than August 1, 2003 without the Company’s prior written consent; provided that (1) if requested by the Company, the Purchaser shall, on two occasions, extend the expiration date of the Offer (as it may be extended at such time) for a period not to exceed an aggregate of ten business days, if any condition to the Offer has not been satisfied or waived, (2) if on the scheduled expiration date of the Offer (as it may be extended at such time), there shall be an order of a court or governmental authority restraining or prohibiting the consummation of the Offer and the Merger or any governmental authority has requested that the transactions contemplated thereby not be consummated and Dendrite and the Company agree to such request, the Purchaser shall be obligated to extend the expiration date of the Offer for a minimum of 30 days on a consecutive basis until the Termination Date and (3) the expiration date of the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC.

The sub-caption “Best Efforts” of the Section entitled “The Merger Agreement” is deleted in its entirety and the following is inserted:

Best Efforts. The Merger Agreement requires each of Dendrite, the Purchaser and the Company, subject to certain exceptions, to use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to consummate and make effective the transactions contemplated by the Merger Agreement, including using its best efforts: (i) to obtain, in addition to securing approvals and termination of any waiting period specified below, any licenses and permits as are required in connection with the consummation of the transactions contemplated by the Merger Agreement; (ii) to effect, in addition to securing approvals and termination of any waiting period specified below, all necessary registrations and filings; (iii) to defend, resolve or settle any lawsuits or other legal proceedings, whether judicial or administrative, whether brought by private parties or governmental authorities or officials, challenging the Merger Agreement or the consummation of any other transactions contemplated thereby; (iv) to prevent the entry, enactment or promulgation of any threatened or pending order that would adversely affect the ability of any party to the Merger Agreement to consummate the transactions contemplated thereby (v) to furnish to each other such information and assistance and to consult with respect to the terms of any registration, filing, application or undertaking as may be reasonably requested in connection with the foregoing and (vi) to amend the Merger Agreement and take any related actions to change the method with which Dendrite acquires the Company, including without limitation, terminating the Offer and conducting a merger under Section 251 of the DGCL.

Each party to the Merger Agreement shall (i) make the filings required of it or any of its affiliates under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) in connection with this Agreement and the transactions contemplated hereby as soon as practicable, but in any event no later than May 28, 2003, or as soon thereafter as reasonably possible, (ii) make all pre-merger filings (if any) required of it or any of its affiliates under any applicable Non-U.S. Merger Control Regulations in connection with this Agreement and the transactions contemplated hereby as soon as practicable, but in any event no later than fifteen calendar days following the date of the Merger Agreement, or as soon thereafter as practicable, (iii) comply at the earliest practicable date and after consultation with the other parties hereto with any request for additional information or documentary material received by it or any of its affiliates from any applicable governmental authority, (iv) cooperate with one another in connection with any filing under the HSR Act and any applicable Non-U.S. Merger Control Regulations, and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement initiated by any governmental authority and (v) use its best efforts to secure the termination of any waiting periods (including without limitation under the HSR Act), and the receipt of any clearances, approvals or confirmations from governmental authorities under the HSR Act and under any applicable Non-U.S. Merger Control Regulations in order to permit the consummation of the transactions contemplated hereby at the earliest possible date but in no event later than the Termination Date. For purposes of this section, without limiting the foregoing, best efforts shall include the following: (A) proffer by Dendrite of its willingness to agree to sell or otherwise dispose of, and its agreement to sell or otherwise dispose of, any and all of the businesses or assets of it or its Subsidiaries or affiliates or of the Company or its Subsidiaries, (B) Dendrite’s proffer and acceptance of an agreement to hold the Company or any Subsidiary of it or the Company or asset separate, and/or (C) Dendrite’s agreement to amend or terminate such existing relationships, contractual rights and obligations, licenses and other intellectual property agreements (other than a termination that would result in a breach of a contractual obligation, license or intellectual property agreement with a third party), and, in each case, to enter into such new contracts, licenses and other intellectual property agreements (and, in each case, to enter into agreements with the relevant governmental authorities giving effect thereto), as may be required in any Proceeding, whether judicial or administrative, and whether required by any applicable governmental authority in connection with the transactions contemplated by this Agreement or any other agreement contemplated by the Merger Agreement. Each party to the Merger Agreement is obligated to promptly inform the other parties of any material communication made to, or received by such party from, the FTC, the Antitrust Division, the European Commission or any other governmental authority regarding any of the transactions contemplated hereby. The filing fees assessed under the HSR Act and any applicable Non-U.S. Merger Control Regulations worldwide shall be paid by Dendrite.

4

The second bullet point under the “Termination” sub-caption of the Section entitled “The Merger Agreement” is deleted in its entirety and the following is inserted:

By either the Company or Dendrite if the consummation of the Offer shall not have occurred on or before October 1, 2003 (as extended by the proviso below, the “Termination Date”); provided, however, that (i) the right to terminate the Merger Agreement under this paragraph shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the primary cause of the failure of such consummation to occur on or before such date and (ii) if the consummation of the Offer shall not have occurred on or before October 1, 2003 because there is an Order of a court or governmental authority restraining or prohibiting the consummation of the Offer and the Merger or because any governmental authority has requested that the transactions contemplated hereby not be consummated and Dendrite and the Company agree to such request, then, at the Company’s or Dendrite’s election, the Termination Date shall be extended to December 31, 2003.

The following is inserted immediately before the sub-caption “Fees and Expenses” of the Section entitled “The Merger Agreement”:

The second bullet point under the “Termination” sub-caption of the Section entitled “The Merger Agreement” is deleted in its entirety and the following is inserted:

By either the Company or Dendrite if the consummation of the Offer shall not have occurred on or before October 1, 2003 (as extended by the proviso below, the “Termination Date”); provided, however, that (i) the right to terminate the Merger Agreement under this paragraph shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the primary cause of the failure of such consummation to occur on or before such date and (ii) if the consummation of the Offer shall not have occurred on or before October 1, 2003 because there is an order of a court or governmental authority restraining or prohibiting the consummation of the Offer and the Merger or because any governmental authority has requested that the transactions contemplated hereby not be consummated and Dendrite and the Company agree to such request, then, at the Company’s or Dendrite’s election, the Termination Date shall be extended to December 31, 2003.

The following is inserted immediately after the sub-caption “Fees and Expenses” of the Section entitled “The Merger Agreement”:

Repayment of Loan. The Company may not exercise the termination right under Section 8.1(e) of the Merger Agreement unless the Company (i) simultaneously pays to Dendrite all amounts outstanding under the Credit Facility and (ii) reasonably demonstrates that it has at such time an aggregate amount of availability under one or more credit facilities or other loans which combined total at least $4 million in available funds after the payment of all the amounts payable by the Company to Dendrite under the Merger Agreement and the Credit Facility.

15. Certain Legal Matters and Regulatory Approvals

The following is inserted after the second paragraph:

U.S. Antitrust Laws. Under the the HSR Act and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified information and documentary materials have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and applicable waiting period requirements have been satisfied. Dendrite and the Company believe that the purchase by Dendrite of any and all Shares currently issued and outstanding pursuant to the Offer is not subject to the notification and waiting period requirements of the HSR Act; however, should a substantial number of outstanding options to purchase Shares be exercised prior to consummation of the Offer, the tendering pursuant to the Offer of additional Shares received as a result of the exercise of such options could cause the Offer to meet the notification requirements of the HSR Act. Accordingly, Dendrite intends to make a contingent filing under the HSR Act to cover this alternative scenario as soon as is reasonably practicable. In the event that the HSR Act is applicable to the Offer, Dendrite may not purchase the Shares tendered pursuant to the Offer until it has filed a Notification and Report Form under the HSR Act and the post-filing waiting period prescribed by the HSR Act has expired or has been terminated by the FTC and the Antitrust Division. The post-filing waiting period applicable to the Offer will expire 15 calendar days after Dendrite files its Notification and Report Form, unless such waiting period is terminated earlier by the FTC and the Antitrust Division. However, if either the FTC or the Antitrust Division issues a request for additional information and documentary material from Dendrite prior to the expiration of the 15-day waiting period, the waiting period will be extended until the tenth calendar day after the date of substantial compliance by Dendrite with such request, unless terminated earlier by the FTC and the Antitrust Division. If such a request is issued, the purchase of and payment for Shares pursuant to the Offer will be deferred until the post-compliance waiting period expires or is terminated. Only one extension of such waiting period pursuant to a request for additional information or documentary material is authorized by the HSR Act. Thereafter, the waiting period can be extended only by court order or by consent of Dendrite.

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The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of the Company pursuant to the Offer and Merger. At any time before or after the Purchaser’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or Dendrite or its subsidiaries. Private parties and states attorneys general may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer and Merger on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

Applicable Foreign Antitrust Laws. In connection with the acquisition of Shares pursuant to the Offer, the laws of certain foreign countries and jurisdictions in which the Company operates may require the filing of information notices or notifications with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions, or the expiry of waiting periods under the laws of such countries and jurisdictions prior to the consummation of the Offer or the proposed Merger. In addition, the governmental authorities in such countries and jurisdictions might request the parties to provide additional information or documents, extend the review period of Offer or the proposed Merger and/or attempt to impose additional conditions on the Company’s operations conducted in such countries and jurisdictions as a result of the acquisition of Shares pursuant to the Offer or the proposed Merger.

16. Fees and Expenses

The second paragraph is deleted in its entirety and the following is inserted:

Advest, Inc., is acting as Dealer Manager for the Offer. Dendrite and the Purchaser have agreed to pay Advest, Inc. for acting as Dealer Manager $50,000 on or before May 20, 2003, and $75,000 (the “Success Fee”) should the Company’s stockholders validly tender 90% or more of the outstanding Shares. If the financial terms of the Offer are increased from the terms set forth in Amendment No. 1 to the Schedule TO, Dendrite and the Purchaser shall pay an additional $50,000 to Advest, Inc. and the Success Fee will be increased to $125,000. Dendrite and the Purchaser have also agreed to reimburse Advest, Inc. for all reasonable out-of-pocket expenses incurred by it, including the reasonable fees and expenses of legal counsel, and to indemnify Advest, Inc. against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

GENERAL

In order to reflect the increased per Share Offer Price, “$2.83” shall be replaced in the Offer to Purchase, as appropriate, with “$3.22”.

The foregoing is hereby incorporated by reference in answer to Items 1-9 and Item 11 of the Schedule TO.

ITEM 12.      MATERIALS TO BE FILED AS EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

(a)(1)(K)	Press Release issued by Dendrite dated May 18, 2003 (incorporated herein by reference to Exhibit 99.1 to Dendrite’s Current Report on Form 8-K dated May 19, 2003).

(a)(1)(L)	Secured Promissory Note dated May 16, 2003 by and between Dendrite and the Company (incorporated by reference to Exhibit 99.2 to Dendrite’s Current Report on Form 8-K dated May 20, 2003.

(a)(1)(M)	Supplement to Offer to Purchase dated May 20, 2003.

(d)(5)	Amendment No. 1 to Agreement and Plan of Merger, dated May 16, 2003, among Dendrite, Purchaser and the Company (incorporated by reference to Exhibit 99.1 to Dendrite’s Current Report on Form 8-K dated May 20, 2003).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: May 20, 2003

Dendrite International, Inc. By: /S/ CHRISTINE A. PELLIZZARI —————————————— Name: Christine A. Pellizzari Title: Vice President, General Counsel & Secretary

Amgis Acquisition Co. By: /S/ CHRISTINE A. PELLIZZARI —————————————— Name: Christine A. Pellizzari Title: President

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Exhibit No.	Document

(a)(1)(A)	Offer to Purchase dated May 16, 2003.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Guidelines for Substitute Form W-9.*

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Trust Companies, Commercial Banks and Other Nominees.*

(a)(1)(G)	Summary Newspaper Advertisement published in The Wall Street Journal on May 16, 2003.*

(a)(1)(H)	Press Release issued by Dendrite dated April 21, 2003 (incorporated herein by reference to the Tender Offer Statement on Schedule TO, dated April 21, 2003).*

(a)(1)(I)	Press Release issued by Dendrite dated May 9, 2003 (incorporated herein by reference to the Tender Offer Statement on Schedule TO, dated May 9, 2003).*

(a)(1)(J)	Press Release issued by Dendrite dated May 15, 2003 (incorporated herein by reference to the Tender Offer Statement on Schedule TO, dated May 16, 2003).*

(a)(1)(K)	Press Release issued by Dendrite dated May 18, 2003 (incorporated herein by reference to Exhibit 99.1 to Dendrite’s Current Report on Form 8-K dated May 19, 2003).

(a)(1)(L)	Secured Promissory Note dated May 16, 2003 by and between Dendrite and the Company (incorporated by reference to Exhibit 99.2 to Dendrite’s Current Report on Form 8-K dated May 20, 2003).

(a)(1)(M)	Supplement to Offer to Purchase dated May 20 2003.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 9, 2003, among Dendrite, Purchaser and the Company (incorporated by reference to Exhibit 99.1 to Dendrite’s Current Report on Form 8-K dated May 12, 2003).*

(d)(2)	Confidentiality Agreement dated August 14, 2002 between the Company and Dendrite.*

(d)(3)	Letter Agreement dated May 9, 2003, by and among Dendrite, IMS Health Incorporated, and the Company.*

(d)(4)	Amendment No. 2 to the Rights Agreement, dated May 9, 2003, by and between the Company and Equiserve Trust Company, N.A. (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K dated May 12, 2003).*

(d)(5)	Amendment No. 1 to Agreement and Plan of Merger, dated May 16, 2003, among Dendrite, Purchaser and the Company (incorporated by reference to Exhibit 99.1 to Dendrite’s Current Report on Form 8-K dated May 20, 2003).

(g)	Not applicable.

(h)	Not applicable.

* Previously Filed 8

Exhibit (a)(1)(M)

PLEASE READ THIS CAREFULLY AS IT AMENDS AND SUPPLEMENTS THE
OTHER INFORMATION PROVIDED TO YOU HEREWITH

SUPPLEMENT TO THE OFFER TO PURCHASE

WHAT IS THE PURPOSE OF THIS SUPPLEMENT?

        We are sending you this Supplement to inform you that on May 16, 2003, the Purchaser, Dendrite and the Company agreed to an amendment of the Merger Agreement whereby the Purchaser increased the per Share Offer Price from $2.83 to $3.22. In addition, Dendrite has agreed to provide the Company with a short-term loan in the amount of $15 million. Subject to the minimum conditions, you will receive the higher $3.22 per Share Offer Price whether or not you have already tendered your Shares. In order to tender your Shares, please follow the instructions contained in the Offer to Purchase included herein and complete and sign the Letter of Transmittal. If more than 50% of the Shares outstanding have been tendered in accordance with the Offer to Purchase (as defined below) and the Offer is otherwise successful, the Purchaser will merge into the Company and all stockholders who have not tendered their Shares will receive the same $3.22 per Share Price. Please review the information below for more detailed information about the increased Offer, the $15 million loan, and the amended Merger Agreement. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase, dated May 16, 2003 (the “Offer to Purchase”) included herewith and filed as Exhibit (a)(1)(A) to the Schedule TO filed with the Securities and Exchange Commission on May 16, 2003.

ACCEPTANCE OF DENDRITE’S MAY 15TH PROPOSAL

        On May 16, 2003, the Company notified Dendrite that the Company’s Board of Directors approved the Purchaser’s proposal to increase the per Share Offer Price from $2.83 to $3.22. In addition, Dendrite agreed to provide a $15 million loan to the Company.

EXECUTION OF AMENDMENT NO. 1 TO THE MERGER AGREEMENT AND THE CREDIT FACILITY

        On May 16, 2003, the Purchaser, Dendrite and the Company executed Amendment No. 1 to the Merger Agreement to reflect the increased per Share Offer Price and certain other revised provisions to the Merger Agreement and Dendrite, as lender, and the Company, as borrower, executed a $15 million credit facility for the loan. Amendment No. 1 to the Merger Agreement (i) provides that the Offer may be extended if any court or governmental authority enters an order prohibiting the completion of the Offer and the Merger or a governmental authority has requested that the Merger not be completed and Dendrite and the Company agree to such request; (ii) requires the parties to use their best efforts to prevent the entry of an order or request of the type described in (i) above, and (iii) at the election of either Dendrite or the Company, extends to December 31, 2003 the date at which either Dendrite or the Company may terminate the Merger Agreement if an order or request of the type described in (i) above exists.

U.S.  ANTITRUST LAWS

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified information and documentary materials have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and applicable waiting period requirements have been satisfied. Dendrite and the Company believe that the purchase by Dendrite of any and all Shares currently issued and outstanding pursuant to the Offer is not subject to the notification and waiting period requirements of the HSR Act; however, should a substantial number of outstanding options to purchase Shares be exercised prior to consummation of the Offer, the tendering pursuant to the Offer of additional Shares received as a result of the exercise of such options could cause the Offer to meet the notification requirements of the HSR Act. Accordingly, Dendrite intends to make a contingent filing under the HSR Act to cover this alternative scenario as soon as is reasonably practicable. In the event that the HSR Act is applicable to the Offer, Dendrite may not purchase the Shares tendered pursuant to the Offer until it has filed a Notification and Report Form under the HSR Act and the post-filing waiting period prescribed by the HSR Act has expired or has been terminated by the FTC and the Antitrust Division. The post-filing waiting period applicable to the Offer will expire 15 calendar days after Dendrite files its Notification and Report Form, unless such waiting period is terminated earlier by the FTC and the Antitrust Division. However, if either the FTC or the Antitrust Division issues a request for additional information and documentary material from Dendrite prior to the expiration of the 15-day waiting period, the waiting period will be extended until the tenth calendar day after the date of substantial compliance by Dendrite with such request, unless terminated earlier by the FTC and the Antitrust Division. If such a request is issued, the purchase of and payment for Shares pursuant to the Offer will be deferred until the post-compliance waiting period expires or is terminated. Only one extension of such waiting period pursuant to a request for additional information or documentary material is authorized by the HSR Act. Thereafter, the waiting period can be extended only by court order or by consent of Dendrite.

        The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of the Company pursuant to the Offer and Merger. At any time before or after the Purchaser’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or Dendrite or its subsidiaries. Private parties and states attorneys general may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer and Merger on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

APPLICABLE FOREIGN ANTITRUST LAWS

        In connection with the acquisition of Shares pursuant to the Offer, the laws of certain foreign countries and jurisdictions in which the Company operates may require the filing of information notices or notifications with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions, or the expiry of waiting periods under the laws of such countries and jurisdictions prior to the consummation of the Offer or the proposed Merger. In addition, the governmental authorities in such countries and jurisdictions might request the parties to provide additional information or documents, extend the review period of Offer or the proposed Merger and/or attempt to impose additional conditions on the Company’s operations conducted in such countries and jurisdictions as a result of the acquisition of Shares pursuant to the Offer or the proposed Merger.

May 20, 2003